TASEKO MINES LIMITED Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and six months ended June 30, 2021 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of August 4, 2021. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to Non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 75% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is advancing towards construction with commercial production expected in 2023, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2021	2020	Change	2021	2020	Change
Tons mined (millions)	24.9	20.5	4.4	56.9	49.0	7.9
Tons milled (millions)	7.2	7.7	(0.5)	14.4	15.2	(0.8)
Production (million pounds Cu)	26.8	36.8	(10.0)	49.0	69.2	(20.2)
Sales (million pounds Cu)	26.7	39.3	(12.6)	48.7	70.4	(21.7)

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2021	2020	Change	2021	2020	Change
Revenues	111,002	106,005	4,997	197,743	168,089	29,654
Earnings from mining operations before depletion and amortization*	54,482	50,336	4,146	84,795	56,259	28,536
Cash flows provided by operations	72,502	37,079	35,423	69,219	54,750	14,469
Adjusted EBITDA*	47,732	50,860	(3,128)	71,454	56,206	15,248
Adjusted net income (loss)*	9,948	8,335	1,613	4,414	(13,312)	17,726
Per share - basic ("adjusted EPS")*	0.04	0.03	0.01	0.02	(0.05)	0.07
Net income (loss) (GAAP)	13,442	18,745	(5,303)	2,225	(30,205)	32,430
Per share - basic ("EPS")	0.05	0.08	(0.03)	0.01	(0.12)	0.13

TASEKO MINES LIMITED Management's Discussion and Analysis

 Second Quarter Review

  Second quarter earnings from mining operations before depletion and amortization* was $54.5 million, Adjusted EBITDA* was $47.7 million and Adjusted net income* was $9.9 million ($0.04 per share);

  Cash flows from operations was $72.5 million and the Company's cash balance at June 30, 2021 was $225.7 million;

  Site operating costs, net of by-product credits* were US$1.77 per pound produced, and total operating costs (C1)* were US$2.02 per pound produced;

  The Gibraltar mine produced 26.8 million pounds of copper in the second quarter. Copper recoveries were 83.3% and copper head grades were 0.22%. Mining operations transitioned into higher-grade benches in the Pollyanna pit in the latter part of the quarter which resulted in a 20% increase in copper production over the first quarter, in line with management expectations;

  Gibraltar sold 26.7 million pounds of copper in the quarter (100% basis) which resulted in $105.5 million of revenue for Taseko.  Average LME copper prices were US$4.40 per pound in the quarter;

  In June, Gibraltar's long-term offtake agreement for copper concentrate was extended with treatment and refining costs priced within a range of a 40% to 50% discount to benchmark levels, reflecting the high quality of Gibraltar concentrate;

  Detailed engineering and design of the commercial facility at Florence Copper is now 60% complete and the Company is preparing to make initial deposits for major processing equipment associated with the solvent extraction and electrowinning ("SX/EW") plant, which will allow Florence Copper to efficiently advance construction activities upon receipt of the Underground Injection Control ("UIC") permit.  The Company expects a draft UIC permit to be issued in the third quarter which will be followed by a public comment period;

  During the quarter, the Company extended its copper price protection strategy by purchasing copper collars for the first half of 2022 which secure a minimum copper price of US$4.00 per pound and a ceiling price of US$5.60 per pound for 43 million pounds of copper.  These 2022 collar contracts supplement the existing put option protection at US$3.75 per pound in place for the second half of 2021 for 41 million pounds of copper; and

  In July 2021, the Company entered into an agreement to sell the Harmony Gold Project ("Harmony") to JDS Gold Inc. ("JDS Gold"), a newly incorporated company controlled by JDS Energy & Mining Inc. and affiliates. Under the terms of the agreement, JDS Gold will become the owner and operator of Harmony, a high-grade development-stage gold project located on Graham Island in Haida Gwaii.  The Company retains a 2% net smelter return royalty in Harmony and a 15% carried interest in JDS Gold.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Tons mined (millions)	24.9	32.0	26.4	23.3	20.5
Tons milled (millions)	7.2	7.2	7.5	7.5	7.7
Strip ratio	2.3	6.0	1.9	1.5	1.9
Site operating cost per ton milled (CAD$)*	$9.16	$8.73	$11.67	$9.57	$7.66
Copper concentrate
Head grade (%)	0.22	0.19	0.20	0.23	0.28
Copper recovery (%)	83.3	81.5	83.3	85.0	85.2
Production (million pounds Cu)	26.8	22.2	25.0	28.9	36.8
Sales (million pounds Cu)	26.7	22.0	25.0	28.6	39.3
Inventory (million pounds Cu)	3.5	3.6	3.4	3.6	3.8
Molybdenum concentrate
Production (thousand pounds Mo)	402	530	549	668	639
Sales (thousand pounds Mo)	455	552	487	693	656
Per unit data (US$ per pound produced)*
Site operating costs*	$2.02	$2.23	$2.67	$1.85	$1.15
By-product credits*	(0.25)	(0.27)	(0.14)	(0.14)	(0.11)
Site operating costs, net of by-product credits*	$1.77	$1.96	$2.53	$1.71	$1.04
Off-property costs	0.25	0.27	0.29	0.29	0.30
Total operating costs (C1)*	$2.02	$2.23	$2.82	$2.00	$1.34

Second Quarter Review

Copper production in the second quarter was 26.8 million pounds and improved 20% from the first quarter as higher ore grades were mined and processed from the Pollyanna pit in the latter part of the quarter.  Copper recoveries also improved with the increasing ore grade.

A total of 24.9 million tons were mined in the second quarter in line with the mine plan.  Mining rates and strip ratio were lower than the first quarter, which saw shorter hauling distances in the upper benches of the Pollyanna pit.  In addition to longer hauls in the second quarter, mining rates were also impacted by a temporary layoff of mining personnel due to permitting delays.  Initial waste stripping and dewatering of the Gibraltar pit commenced in May after receipt of the required permit.

Total site spending (including capitalized stripping of $14.8 million on a 75% basis) was generally consistent with the prior quarter. Capitalized stripping in the quarter decreased from the first quarter as a result of the lower strip ratio.  Capital expenditures of $8.0 million on a 75% basis in the second quarter was higher than the first quarter due to timing of routine maintenance.

Molybdenum production was 402 thousand pounds in the second quarter. Molybdenum prices strengthened in the second quarter and reached a high of just over US$20.00 per pound in late June.  The average price of US$14.32 per pound was a $3.00 per pound increase from the first quarter.  By-product credits per pound of copper produced* was US$0.25 in the second quarter, a decrease over the prior quarter due primarily to an increase in copper pounds produced.

TASEKO MINES LIMITED Management's Discussion and Analysis

Off-property costs per pound produced* were US$0.25 for the second quarter and lower than prior quarters due to the benefit of lower treatment and refining charges ("TCRC") on Gibraltar's offtake contracts. In addition, the Company delivered a tender shipment in the quarter at one of the lowest TCRC levels ever seen by the Gibraltar mine.

Total operating costs per pound produced (C1)* were US$2.02 for the quarter. Contributing to the decrease in C1* costs was significantly increased copper production compared to the first quarter, partially offset by lower capitalized stripping costs and a weaker US dollar in the second quarter.

GIBRALTAR OUTLOOK

Mining will continue to be focused on the Pollyanna pit which will be the main source of ore in 2021. Ore release from the Gibraltar pit will commence in the second half of the year. Total copper production in the second half of 2021 is expected to be at least 40% higher than the first half of the year, as higher-grade areas in Pollyanna are opened up and available for processing. Due to the lower production at the start of 2021, annual production is now anticipated to be approximately 120 million pounds, which is within the typical +/- 5% range for annual guidance.

Copper prices rallied to record levels in the second quarter and are currently around US$4.31 per pound.  The current copper price and expected production growth is supportive of improved financial performance at the Gibraltar mine over the remainder of 2021.

Many governments are now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Most industry analysts are projecting ongoing supply constraints and deficits, which should support these higher copper prices in the years to come.

In March 2021, the Company extended its copper price protection strategy by purchasing put options covering 41 million pounds of copper at a strike price of US$3.75 per pound for the second half of 2021.  The Company has also purchased copper collars to secure a minimum copper price of US$4.00 per pound for 43 million pounds of copper for the first half of 2022. This approach to managing copper price volatility provides security over the Company's cash flow as it prepares for construction of Florence Copper while providing significant upside should copper prices continue at these levels or increase further.

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine. It is a unique low-cost copper project that will have an annual production capacity of 85 million pounds of copper over a 21-year mine life.  With the expected C1* operating cost of US$1.10 per pound, Florence Copper will also be in the lowest quartile of the global copper cost curve.  The Company has successfully operated a Production Test Facility ("PTF") for the last two years at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

TASEKO MINES LIMITED Management's Discussion and Analysis

In December 2020, the Company received the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ").  During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.  The other required permit is the UIC permit from the U.S. Environmental Protection Agency ("EPA"). The EPA's technical review for the UIC permit has not identified any issues and the Company expects to receive the draft UIC permit in the third quarter followed by a public comment period.

Detailed engineering and design for the commercial production facility is now 60% complete and the Company is preparing to make initial deposits for major processing equipment associated with the SX/EW plant starting in the third quarter to ensure a smooth and efficient transition into construction once the final UIC permit is received.

With a cash balance of $226 million at the end of June, the Company has the majority of the required funding for construction of the commercial facility at Florence Copper in hand.  Coupled with stronger expected operating cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain any remaining funding.

ANNUAL ESG REPORT

The Company published its annual Environmental, Social, and Governance ("ESG") Report, titled 'Sustainability: Our Low Carbon Future' (the "Report") in the quarter, highlighting Taseko's sustainability performance for 2020.

In this year's Report, Taseko has reported Scope 1 and 2 greenhouse gas emissions for Gibraltar which shows that the mine ranks in the first quartile of all copper mines globally. When commercial operations at Florence Copper commence, the Company's combined greenhouse gas emissions intensity will drop even lower, to an estimated 1.53 tonnes of carbon dioxide equivalent ("CO2e") per tonne of copper equivalent, based on an independent analysis by Skarn Associates.

Sustainability report highlights:

  Rigorous health and safety protocols enabled operations to continue at Gibraltar and at Florence Copper during the COVID-19 pandemic;
  Recognition from the British Columbia Technical and Research Committee on Reclamation with the Jake McDonald Award for outstanding work in mine reclamation and Indigenous collaboration;
  Outstanding safety performance at Gibraltar with zero loss time incidents, zero days lost, zero loss time severity, and zero loss time frequency;
  Continued commitment to a diverse workforce that reflects the communities in which we operate. In 2020 28% of the new hires at Taseko were female and 15% were Indigenous people;
  A priority on securing local goods and services with $116 million and US$2.5 million being distributed to local suppliers from Gibraltar and Florence Copper, respectively; $72 million and US$2.1 million was distributed in wages to local employees from Gibraltar and Florence Copper, respectively;
  Low Scope 1 and 2 greenhouse gas emission of 1.66 tonnes of CO2e per tonnes of copper produced equivalent and 0.09 tonnes of CO2e per tonne of copper equivalent produced, respectively; and
  Continued discussions with our Indigenous neighbours, that included a Framework Agreement with a local Indigenous Nation to begin discussions on the Yellowhead Copper Project, as well as an extension to the standstill agreement with Tŝilhqot'in Nation as both parties seek a long-term solution to the conflict regarding New Prosperity.

The full Report can be viewed and downloaded at www.tasekomines.com/esg/overview.

TASEKO MINES LIMITED Management's Discussion and Analysis

On May 4, 2021, the Gibraltar mine was awarded the prestigious 2020 John Ash Safety Award presented by the Ministry of Energy and Mines for having the lowest injury-frequency rate of any large mine in British Columbia. This is the fifth time Gibraltar has won this award over the last seven years.

PERSONNEL UPDATE

Russell Hallbauer, Chief Executive Officer, retired at the end of June 2021 and will remain a Director of the Company. Stuart McDonald, President of the Company since 2019, also assumed the role of Chief Executive Officer on July 1st.

John McManus, Chief Operating Officer, and Brian Battison, Vice President of Corporate Affairs, both retired at the end of June 2021.  Richard Tremblay was promoted to Senior Vice President, Operations and will oversee all operational and engineering matters for the Company. Richard Weymark was appointed Vice President, Engineering.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are focused primarily on copper and are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in  order to expedite the advancement of the environmental assessment and the permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.  The dialogue was supported by the parties' agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue, but the Tŝilhqot'in Nation, the Province of British Columbia and Taseko have made progress in establishing a constructive dialogue. In December 2020, the parties agreed to extend the standstill for a further year to continue this dialogue.

TASEKO MINES LIMITED Management's Discussion and Analysis

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

MARKET REVIEW

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$4.31 per pound with continued upside amongst a bullish market backdrop and sentiment.  After a dramatic but short-lived drop in copper prices with the onset of COVID-19 in March of 2020, copper prices have dramatically recovered and reached record levels in May.  Supply challenges caused by the pandemic and political uncertainty, particularly in Peru and Chile where the largest copper mines in the world are located, saw curtailed operations and project delays which continue to impact supply in 2021.  Material changes to taxes and royalty rates in these countries and threats of strikes and civil unrest remain a risk to supply in the near term.  At the same time, Chinese demand recovered swiftly in the second half of 2020 with significant restocking taking place resulting in an estimated 2020 deficit of copper of over 500,000 tonnes, the highest in more than a decade.  Focus in 2021 is now turning to the expected demand growth and inflation arising from the expected economic recovery in North America and Europe resulting from unprecedented stimulus measures being implemented by central governments. The rollout of vaccine programs should improve the remaining 2021 global demand outlook, further pressuring the copper supply deficit. While some analysts predict a balance by 2023, the longer-term outlook for copper is also favourable with the focus on government investment in construction and infrastructure including initiatives focused on green sources of power and the electrification of transportation which are inherently copper intensive.  This increased demand for copper after years of under investment by the industry in new mine supply is expected to support strong copper prices into the middle and latter part of this decade.

The average molybdenum price was US$14.32 per pound during the second quarter of 2021, compared to US$11.32 per pound in the first quarter of 2021. Recent molybdenum prices have reached decade high levels at over US$20.00 per pound in June and are currently around US$18.00 per pound, driven by steel demand from the global recovery and a long awaited rebound in the oil and gas sector. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar modestly strengthened by approximately 2.7% during the first half of 2021 although rising US bond yields and expected rate increases in the future have strengthened the US dollar since the quarter end.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2021	2020	Change	2021	2020	Change
Net income (loss)	13,442	18,745	(5,303)	2,225	(30,205)	32,430
Net unrealized foreign exchange (gain) loss	(3,764)	(12,985)	9,221	5,034	16,762	(11,728)
Realized foreign exchange gain on settlement of long-term debt	-	-	-	(13,000)	-	(13,000)
Loss on settlement of long-term debt	-	-	-	12,739	-	12,739
Unrealized loss on derivative instruments	370	3,528	(3,158)	1,172	180	992
Estimated tax effect of adjustments	(100)	(953)	853	(3,756)	(49)	(3,707)
Adjusted net income (loss) *	9,948	8,335	1,613	4,414	(13,312)	17,726

The Company's adjusted net income was $9.9 million ($0.04 per share) for the three months ended June 30, 2021, compared to adjusted net income of $8.3 million ($0.03 per share) for the same period in 2020.  The increased adjusted net income in the current period was primarily due to greater earnings from mining operations before depletion and amortization* which was $54.5 million for the current quarter compared to $50.3 million for the same period in 2020.  During the second quarter of 2021, earnings from mining operations was positively impacted by the higher average LME copper price of US$4.40 per pound, an increase of 81% over the second quarter of 2020, an increase in waste stripping costs being capitalized, and lower depletion and amortization expense.  These improvements were partially offset by lower sales volumes of copper concentrate due to the lower grade ore being processed from the Pollyanna pit compared to the last phases of the Granite pit. After inclusion of unrealized foreign exchange gains on the outstanding senior secured notes and unrealized losses on derivative instruments, the Company's net income was $13.4 million ($0.05 per share) for the three months ended June 30, 2021, compared to net income of $18.7 million ($0.08 per share) for the same period in 2020.

The Company's adjusted net income was $4.4 million ($0.02 per share) for the six months ended June 30, 2021, compared to an adjusted net loss of $13.3 million ($0.05 loss per share) for the same period in 2020.  The increased adjusted net income in the current six month period was primarily due to greater earnings from mining operations before depletion and amortization* which was positively impacted by the higher average copper price which more than offset the lower copper production and sales in the first six months of 2021 compared to the same period in 2020.  Net income was also positively impacted by lower depletion and amortization expense partially offset by  the realized gain on copper puts in first half of 2020 compared to a realized loss on copper puts purchased covering sales for the first half of 2021.

The Company's GAAP net income can be materially impacted by the foreign currency translation of the Company's US dollar denominated senior secured notes.  The $3.8 million net unrealized foreign exchange gain in the current three month period relates to the weakening US dollar impact on the new 2026 senior secured notes issued in February.

Net loss (GAAP) for the first half of 2020 was impacted by the sharp decrease in the Canadian dollar following the onset of COVID-19 which resulted in an unrealized foreign exchange loss of $16.8 million for the six months ended June 30, 2020, compared to a weakening US dollar trend in the six months ended June 30, 2021 which reported a $7.5 million net foreign exchange gain, of which $13.0 million was realized on repayment of the 2022 senior secured notes ("2022 Notes").  The $12.7 million settlement loss recorded upon repayment of the 2022 Notes from the February 2022 Note refinancing also decreased GAAP net income in the six months ended June 30, 2021.

TASEKO MINES LIMITED Management's Discussion and Analysis

No adjustments are made to adjusted net income (loss) for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the year.

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2021	2020	Change	2021	2020	Change
Copper contained in concentrate	102,571	95,786	6,785	181,321	171,714	9,607
Molybdenum concentrate	5,544	5,615	(71)	11,230	9,457	1,773
Silver	738	968	(230)	1,465	1,964	(499)
Price adjustments on settlement receivables	4,807	10,489	(5,682)	9,748	(2,471)	12,219
Total gross revenue	113,660	112,858	802	203,764	180,664	23,100
Less: treatment and refining costs	(2,658)	(6,853)	4,195	(6,021)	(12,575)	6,554
Revenue	111,002	106,005	4,997	197,743	168,089	29,654

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate**	19,280	28,436	(9,156)	35,199	50,913	(15,714)
Average realized copper price (US$ per pound)	4.48	2.70	1.78	4.31	2.42	1.89
Average LME copper price (US$ per pound)	4.40	2.43	1.97	4.12	2.49	1.63
Average exchange rate (US$/CAD)	1.23	1.39	(0.16)	1.25	1.37	(0.12)

** This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended June 30, 2021 increased by $6.8 million compared to the same period in 2020, primarily due to higher prevailing LME copper prices by US$1.97 per pound in the current quarter, partially offset by decreases in the volume of payable copper sold by 9.2 million pounds (75% basis). The Company also recognized positive net price adjustments of $3.0 million for provisionally priced copper concentrate due to increasing copper price trends following shipment.  Partially offsetting the higher copper price this quarter was the weakening US dollar, which decreased 12% from the prior year average exchange rate.

Copper revenues for the six months ended June 30, 2021 increased by $9.6 million compared to the same period in 2020, primarily due to higher prevailing LME copper prices by US$1.63 per pound in the current period, partially offset by decreases in the volume of payable copper sold by 15.7 million pounds (75% basis). The Company also recognized positive net price adjustments of $6.5 million, for provisionally priced copper concentrate due to increasing copper price trends following shipment, compared to negative price adjustments of $3.5 million in the prior year period which reflected the sharp drop in the copper price seen last March with the onset of COVID-19. Partially offsetting the higher copper price for the six months ended June 30, 2021 was the weakening US dollar.

Molybdenum revenues for the three months ended June 30, 2021 decreased by $0.1 million compared to the same period in 2020, as the impact of higher average molybdenum prices of US$14.32 per pound, compared to US$8.37 per pound for the same prior period was offset by the lower molybdenum sales volumes by 151 thousand pounds (75% basis). During the three months ended June 30, 2021, positive net price adjustments of $1.8 million were recorded for provisionally priced molybdenum concentrate due to the rising molybdenum price.

Molybdenum revenues for the six months ended June 30, 2021 increased by $1.8 million compared to the same period in 2020, primarily due to higher average molybdenum prices of US$12.80 per pound, compared to US$9.02 per pound for the same prior period, partially offset by lower molybdenum sales volumes by 39 thousand pounds (75% basis). During the six months ended June 30, 2021, positive net price adjustments of $3.2 million were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2021	2020	Change	2021	2020	Change
Site operating costs	49,753	44,032	5,721	96,909	97,579	(670)
Transportation costs	4,303	5,834	(1,531)	7,608	10,353	(2,745)
Changes in inventories of finished goods	4,723	5,753	(1,030)	2,464	4,451	(1,987)
Changes in inventories of ore stockpiles	(2,259)	50	(2,309)	5,967	(553)	6,520
Production costs	56,520	55,669	851	112,948	111,830	1,118
Depletion and amortization	17,536	25,512	(7,976)	33,374	52,660	(19,286)
Cost of sales	74,056	81,181	7,125	146,322	164,490	(18,168)
Site operating costs per ton milled*	$9.16	$7.66	$1.50	$8.95	$8.58	$0.37

Site operating costs for the three months ended June 30, 2021 increased by $5.7 million, compared to the same prior period primarily due to 21% more tons being mined, partially offset by greater mining costs being capitalized in 2021 ($14.8 million) compared to 2020 ($7.4 million) due to the higher strip ratio. Fuel and other input cost savings also reduced site costs in the second quarter of 2020.  Transportation costs decreased from the prior year due to lower copper concentrate shipment volumes.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Finished copper inventory decreased by $1.0 million in the second quarter due to both a decrease in finished inventory by 0.1 million pounds over the second quarter and a lower average production cost per pound due to increased copper production compared to the first quarter of 2021. There was also an increase of 0.3 million tons in the ore stockpiles in the current quarter as well as a recovery to adjust the carrying value to its cost given the rise in net realizable value during the quarter, which resulted in a decrease in production costs of $2.3 million. For the six months ended June 30, 2021, there was an overall decrease of 2.4 million tons in the ore stockpiles during the first half of 2021, which resulted in an increase in production costs of $6.0 million.

Depletion and amortization for the three and six months ended June 30, 2021 decreased by $8.0 million and $19.3 million over the same prior periods. Ore tons that were mined from the Granite pit in the first half of 2020 had a higher depreciation cost per ton compared to the current ore being mined from the Pollyanna pit.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2021	2020	Change	2021	2020	Change
General and administrative	5,166	2,900	2,266	10,462	6,798	3,664
Share-based compensation expense	1,608	1,297	311	4,398	1,481	2,917
Project evaluation expenditures	136	153	(17)	448	310	138
Realized (gain) loss on derivative instruments	1,709	(2,641)	4,350	2,898	(5,148)	8,046
Unrealized loss on derivative instruments	370	3,528	(3,158)	1,172	180	992
Other income, net	(444)	(412)	(32)	(796)	(807)	11
	8,545	4,825	3,720	18,582	2,814	15,768

General and administrative expenses have increased in the three and six months ended June 30, 2021, compared to the same prior periods, primarily due to employment and consulting services provided by retiring executives as part of the Company's succession plan.

Share-based compensation expense is comprised of the amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense increased for the three and six months ended June 30, 2021, compared to the same prior periods, primarily due to the revaluation of the liability for deferred share units resulting from an increase in the Company's share price during the periods. More information is set out in Note 14 of the June 30, 2021 Financial Statements.

During the three months ended June 30, 2021, the Company realized a loss of $1.7 million for premiums paid for copper put options covering second quarter production at a strike price of US$3.20 per pound that settled out-of-the-money during the period. The realized gain of $2.6 million in the second quarter of 2020 primarily relates to copper put options with a strike price of US$2.60 per pound that settled in-the-money during that period when copper prices dropped in April 2020 following the onset of COVID-19.  For the three months ended June 30, 2021, the net unrealized loss of $0.4 million relates to the fair value adjustments on the outstanding copper put and collars. The net unrealized loss of $3.5 million in the second quarter of 2020 relates substantially to the fair value adjustment for copper put options that expired in the three months ended June 30, 2020.

During the six months ended June 30, 2021, the Company realized a net loss of $2.9 million for its derivatives instruments, which consists of $3.4 million for premiums paid for copper put options that settled out-of-the-money during the period and a $0.5 million gain on fuel call options. The net realized gain of $5.1 million in the first half of 2020 relates primarily to copper put options that settled in the money during the period.  For the six months ended June 30, 2021, the net unrealized loss of $1.2 million relates substantially to outstanding copper options.  The net unrealized loss of $0.2 million in the first half of 2020 relates to the fair value adjustments on outstanding fuel call options.

Project evaluation expenditures represent costs associated with the New Prosperity project.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2021	2020	Change	2021	2020	Change
Interest expense	10,151	9,359	792	19,897	18,719	1,178
Loss on settlement of long-term debt	-	-	-	12,739	-	12,739
Finance expense - deferred revenue	1,394	1,182	212	2,762	2,238	524
Accretion of PER	104	(80)	184	209	275	(66)
Finance income	(184)	(48)	(136)	(259)	(198)	(61)
	11,465	10,413	1,052	35,348	21,034	14,314

As part of the senior secured notes refinancing in February, the Company redeemed its US$250 million 2022 Notes which resulted in a loss on settlement of $12.7 million, comprised of $6.9 million paid in call premium, interest costs over the redemption call period of $1.8 million and a write-off of deferred financing costs of $4.0 million.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2021	2020	Change	2021	2020	Change
Current income tax expense	810	644	166	941	644	297
Deferred income tax expense (recovery)	6,223	3,682	2,541	1,790	(6,436)	8,226
Income tax expense (recovery)	7,033	4,326	2,707	2,731	(5,792)	8,523
Effective tax rate	34.3%	18.8%	15.5%	55.1%	16.1%	39.0%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.6%	(0.1)%	9.5%	9.6%	(0.1)%

The overall income tax expense for the three and six months ended June 30, 2021 were due to deferred income tax expense recognized on income for accounting purposes. The effective rate for the second quarter is similar to the combined B.C. mineral and income tax rate of 36.5%.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and six months ended June 30, 2020 and 2021, relative to net income (loss) for those periods.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current periods.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	At June 30,	At December 31,
(Cdn$ in thousands)	2021	2020	Change
Cash and equivalents	225,741	85,110	140,631
Other current assets	78,175	72,088	6,087
Property, plant and equipment	779,941	742,619	37,322
Other assets	10,206	10,548	(342)
Total assets	1,094,063	910,365	183,698
Current liabilities	73,725	60,867	12,858
Debt:
Senior secured notes	485,041	313,965	171,076
Equipment related financings	45,190	49,439	(4,249)
Deferred revenue	45,772	47,154	(1,382)
Other liabilities	126,806	121,568	5,238
Total liabilities	776,534	592,993	183,541
Equity	317,529	317,372	157
Net debt (debt minus cash and equivalents)	304,490	278,294	26,196
Total common shares outstanding (millions)	283.9	282.1	1.8

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $26.2 million in the six months ended June 30, 2021, primarily due to the senior secured notes refinancing in February including related transaction costs and the Company's investment in copper price protection extending out to June 2022.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

Other liabilities increased by $5.2 million primarily due to an increase in deferred tax liabilities and the liability related to the deferred share units outstanding.

As at August 4, 2021, there were 283,871,191 common shares and 9,216,366 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the June 30, 2021 Financial Statements.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended June 30, 2021 was $72.5 million compared to cash flow provided by operations of $37.1 million for the same prior period. Operating cash flow for the three months ended June 30, 2021 include accounts receivable for shipments made in the first quarter which was received in the second quarter. Cash flow provided by operations during the six months ended June 30, 2021 was $69.2 million compared to cash flow provided by operations of $54.8 million for the same prior period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cash used for investing activities during the three months ended June 30, 2021 was $35.0 million compared to cash used for investing activities of $4.7 million for the same prior period.  Investing cash flows in the second quarter includes $14.8 million for capitalized stripping costs, $8.0 million for other sustaining capital expenditures at Gibraltar, and $6.4 million of expenditures for Florence Copper. Also included in investing activities is the $4.7 million purchase of copper collars in the quarter covering production for the first half of 2022.

Cash used for investing activities during the six months ended June 30, 2021 was $79.0 million compared to cash used for investing activities of $20.9 million for the same prior period.  Investing cash flows in the first half includes $36.2 million for capitalized stripping costs, $13.0 million for other sustaining capital expenditures at Gibraltar which includes the Gibraltar pit dewatering system costs, and $12.7 million of expenditures for Florence Copper. Also included in investing activities is the purchase of copper put options covering production for the second half of 2021 and copper collars covering the first half of 2022 for the Company's share of Gibraltar's production.

Net cash used for financing activities for the three months ended June 30, 2021 was $5.2 million.  Net cash provided by financing activities for the six months ended June 30, 2021 was $155.5 million.  The Company received gross proceeds of $507.6 million and incurred financing charges of $11.5 million from issuance of the US$400 million 7% senior secured notes ("2026 Notes") due in February 2026. A portion of the proceeds were used to redeem the outstanding 2022 Notes for $317.2 million and payment of redemption related costs of $8.7 million. There are no principal payments required on the 2026 Notes until the maturity date in February 2026 and the first interest payment of US$14.4 million is due on August 16, 2021.

Principal repayments for equipment loans and leases were $9.9 million and interest paid was $6.0 million for the six months ended June 30, 2021. The Company continues to make monthly principal repayments for equipment loans and leases.

At June 30, 2021, the Company had cash and equivalents of $225.7 million (December 31, 2020 - $85.1 million).

Liquidity outlook

Florence Copper has an estimated capital cost (including reclamation bonding and working capital) of approximately US$230 million (based on the Company's 2017 NI 43-101 technical report).  Cash flow from operations was $72.5 million in the second quarter of 2021, and operating margins are expected to improve over the remainder of this year due to higher copper production.  At current copper prices and with a cash balance of $226 million at June 30, 2021, the Company should be able to substantially fund the Florence Copper project from available cash flow.

To address any remaining project funding requirements for Florence Copper or other capital spend, in addition to cash flow from the Gibraltar mine, the Company may raise additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

The Company does not have any significant capital plans for its other development projects over the next 12 months.  Should plans for these other development projects materially change, the Company may require additional external funding.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper put options are entered into for a substantial portion of Taseko's  share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedging strategy

The Company's hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company's hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar's estimated production costs, anticipated copper prices and the Company's capital requirements during the relevant period. In March 2021, the Company purchased 41 million pounds of copper put options at strike price of US$3.75 per pound covering the second half of 2021.  In May 2021, the Company acquired copper collars. These contracts secure a minimum copper price of US$4.00 and a ceiling copper price of US$5.60 per pound for 43 million pounds of copper over the first half of 2022.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.

	Notional amount	Strike price	Term to maturity	Original cost
At August 4, 2021

Copper put options	34 million lbs	US$3.75 per lb	August to December 2021	$9.8 million

Copper collars	43 million lbs	Floor US$4.00 per lb Ceiling US$5.60 per lb	January to June 2022	$4.7 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
Debt:
2026 Notes [1]	-	-	-	-	-	495,760	495,760
Interest	17,834	34,703	34,703	34,703	34,703	17,352	173,998
Equipment loans:
Principal	3,793	6,491	4,648	1,375	-	-	16,307
Interest	407	507	197	18	-	-	1,129
Lease liabilities:
Principal	5,141	9,500	2,531	1,319	1,305	898	20,694
Interest	469	566	269	180	100	24	1,608
Lease related obligation:
Rental payment	1,313	2,627	5,636	-	-	-	9,576
PER [2]	-	-	-	-	-	79,887	79,887
Capital expenditures	1,988	-	-	-	-	-	1,988
Other expenditures
Transportation related services [3]	2,341	837	-	-	-	-	3,178

1 In February 2021, the Company closed its offering of the 2026 Notes and a portion of the proceeds was used to redeem all of the 2022 Notes.

2 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar mine and Florence Copper. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar's reclamation security.  For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.2 million as reclamation security.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $12.6 million as at June 30, 2021.

TASEKO MINES LIMITED Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2021		2020				2019
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	111,002	86,741	87,398	87,780	106,005	62,084	89,932	82,436
Net income (loss)	13,442	(11,217)	5,694	987	18,745	(48,950)	(9,931)	(24,508)
Basic EPS	0.05	(0.04)	0.02	-	0.08	(0.20)	(0.04)	(0.10)
Adjusted net income (loss)*	9,948	(5,534)	(7,473)	(5,754)	8,335	(21,647)	(16,159)	(20,561)
Adjusted basic EPS*	0.04	(0.02)	(0.03)	(0.02)	0.03	(0.09)	(0.07)	(0.08)
Adjusted EBITDA*	47,732	23,722	20,478	31,545	50,860	5,346	18,246	7,906

(US$ per pound, except where indicated)
Realized copper price*	4.48	4.09	3.69	3.15	2.70	2.06	2.82	2.56
Total operating costs*	2.02	2.23	2.82	2.00	1.34	1.82	2.01	2.05
Copper sales (million pounds)	20.0	16.5	18.8	21.4	29.5	23.3	25.0	25.1

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2020 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED Management's Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three and six months ended June 30, 2021.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED Management's Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 14 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Salaries and benefits	975	1,037	4,529	4,653
Post-employment benefits	628	258	1,227	516
Share-based compensation expense	1,526	1,241	4,063	1,330
	3,129	2,536	9,819	6,499

TASEKO MINES LIMITED Management's Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75%	Three months ended June 30,		Six months ended June 30,
basis	2021	2020	2021	2020
Cost of sales	74,056	81,181	146,322	164,490
Less:
Depletion and amortization	(17,536)	(25,512)	(33,374)	(52,660)
Net change in inventories of finished goods	(4,723)	(5,753)	(2,464)	(4,451)
Net change in inventories of ore stockpiles	2,259	(50)	(5,967)	553
Transportation costs	(4,303)	(5,834)	(7,608)	(10,353)
Site operating costs	49,753	44,032	96,909	97,579
Less by-product credits:
Molybdenum, net of treatment costs	(6,138)	(4,252)	(11,742)	(7,483)
Silver, excluding amortization of deferred revenue	64	(28)	(174)	(382)
Site operating costs, net of by-product credits	43,679	39,752	84,993	89,714
Total copper produced (thousand pounds)	20,082	27,576	36,766	51,894
Total costs per pound produced	2.18	1.44	2.31	1.73
Average exchange rate for the period (CAD/USD)	1.23	1.39	1.25	1.37
Site operating costs, net of by-product credits (US$ per pound)	1.77	1.04	1.85	1.27
Site operating costs, net of by-product credits	43,679	39,752	84,993	89,714
Add off-property costs:
Treatment and refining costs	1,879	5,676	4,293	10,632
Transportation costs	4,303	5,834	7,608	10,353
Total operating costs	49,861	51,262	96,894	110,699
Total operating costs (C1) (US$ per pound)	2.02	1.34	2.11	1.56

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per share amounts)	2021	2020	2021	2020
Net income (loss)	13,442	18,745	2,225	(30,205)
Unrealized foreign exchange (gain) loss	(3,764)	(12,985)	5,034	16,762
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Loss on settlement of long-term debt	-	-	12,739	-
Unrealized loss on derivatives	370	3,528	1,172	180
Estimated tax effect of adjustments	(100)	(953)	(3,756)	(49)
Adjusted net income (loss)	9,948	8,335	4,414	(13,312)
Adjusted EPS	0.04	0.03	0.02	(0.05)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Loss on settlement of long term debt (included in finance expenses);
  Realized foreign exchange gain on settlement of long-term debt; and
  Amortization of share-based compensation expense.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Net income (loss)	13,442	18,745	2,225	(30,205)
Add:
Depletion and amortization	17,536	25,512	33,374	52,660
Finance expense (includes loss on settlement of long-term debt)	11,649	10,461	35,607	21,232
Finance income	(184)	(48)	(259)	(198)
Income tax (recovery) expense	7,033	4,326	2,731	(5,792)
Unrealized foreign exchange (gain) loss	(3,764)	(12,985)	5,034	16,762
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Unrealized loss on derivatives	370	3,528	1,172	180
Amortization of share-based compensation expense	1,650	1,321	4,570	1,567
Adjusted EBITDA	47,732	50,860	71,454	56,206

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Earnings from mining operations	36,946	24,824	51,421	3,599
Add:
Depletion and amortization	17,536	25,512	33,374	52,660
Earnings from mining operations before depletion and amortization	54,482	50,336	84,795	56,259

Site operating costs per ton milled

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per ton milled amounts)	2021	2020	2021	2020
Site operating costs (included in cost of sales)	49,753	44,032	96,909	97,579

Tons milled (thousands) (75% basis)	5,429	5,748	10,831	11,370
Site operating costs per ton milled	$9.16	$7.66	$8.95	$8.58